Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Samuel A. Ramirez & Company, Inc
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2017.

New York, New York
December 23, 2025

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2025

ASSETS

Cash	$	4,186,314
Due from clearing agent		57,385,954
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		6,309,370
Marketable securities owned, at fair value		33,606,460
Due from affiliates		15,327,301
Due from related parties		4,630,000
Furniture and equipment, at cost, less accumulated depreciation and amortization of $1,082,391		8,517
Other assets		1,465,132
Deferred tax assets, net		166,100
Total Assets	$	123,585,148

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	5,820,383
Accrued compensation		23,689,495
Accrued expenses and other liabilities		3,373,987
Trade date payable, net		18,042,853
Due to Parent		472,990
Income taxes payable		43,710
Total Liabilities		51,443,418
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		12,944,315
Retained earnings		59,194,997
Total Stockholder's Equity		72,141,730
	$	123,585,148

See notes to financial statement.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENT

SEPTEMBER 30, 2025

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc. (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily trades and underwrites municipal and corporate debt securities, as well as other services, such as financial advisory, placement and remarketing. Customer accounts are maintained on a fully disclosed basis with a clearing agent and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels. The Company has not incurred any losses to date regarding these excess balances.

Receivables from Broker, Dealers, and Counterparties

Receivables from brokers, dealers and counterparties are carried at their estimated collectible amounts. Included in receivables from brokers, dealers and counterparties are amounts receivable from underwriting, financial advisory fees and good faith deposits. The Company estimates an allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. The securities are stated at the estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2025, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2025. Securities sold, not yet purchased consist of obligations of the United States Treasury.

Included in marketable securities owned at September 30, 2025 are obligations of the following states and jurisdictions:

State of Georgia*	$	18,575,237
State of Texas*		4,136,068
State of Illinois*		2,450,574
State of California*		2,068,246
State of Florida*		1,874,985
Other States**		4,501,229
Totals:	$	33,606,340

* Includes various subdivisions and authorities
**Not any one State or jurisdiction is greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liabilities; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

There have been no changes in methodologies during the fiscal year ended September 30, 2025. The Company's municipal obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The U.S. treasuries are valued using quoted market prices and generally categorized in level 1 of the fair value hierarchy.

The respective asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2025.

	Fair Value Measurements as of September 30, 2025			
	Level 1	Level 2	Level 3	Total
Assets				
Municipal obligations	$ -	$ 33,606,340	$ -	$ 33,606,340
Government and government agencies	120	-	-	120
	$ 120	$ 33,606,340	$ -	$ 33,606,460
Liabilities				
U.S. Treasuries	$ 5,820,383	$ -	$ -	$ 5,820,383

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets. For the fiscal year ended September 30, 2025, there were no significant transfers in or out of Level 2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with FASB ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement, with the tax authority.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2022.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the "CODM"). ASU 2023-07, among other things, (i) requires the Company to provide all of the disclosures as required by ASC 280, (ii) requires the Company to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. The Company has adopted ASU 2023-07 on October 1, 2024 and concluded that the application of this guidance did not have any material impact on its financial statements and supplemental schedules. See Note 10 for more information on the effects of the adoption of ASU 2023-07.

3. DUE FROM/TO CLEARING AGENT

The receivable from clearing agent at September 30, 2025 includes receivable and payable amounts from unsettled trades, accrued interest receivables, and amounts receivable and payable for securities that failed to deliver. The Company has a deposit with the agent of $500,000. The Company's trades are cleared through a clearing agent and settled daily between the clearing agent and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short time. The Company continually reviews the credit quality of its counterparties.

4. FURNITURE AND EQUIPMENT

The Company's furniture and equipment consisted of the following as of September 30, 2025:

Furniture and equipment	$	984,267
Website		106,641
Less: Accumulated depreciation		1,082,391
	$	8,517

5. INCOME TAXES

The Company's net deferred tax assets consisted of the following as of September 30, 2025:

Deferred tax assets:		
Compensation accrual	$	28,500
Medical insurance accrual		193,300
Operating leases		
Total deferred tax assets:		221,800
Deferred tax liabilities:		
Basic difference for fixed assets		1,900
Prepaid expenses		53,800
Total deferred tax liabilities		55,700
Net deferred tax assets:	$	166,100

5. INCOME TAXES (continued)

The Company assesses the available positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing net deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative pre-taxable income incurred over the three fiscal year period ended September 30, 2025. Consequently, the Company did not record any valuation allowance against its net deferred tax asset as of September 30, 2025.

The Company follows FASB ASC 740 Income Taxes, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. As of September 30, 2025, the Company did not have any unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits related to uncertain tax positions to significantly change in the next 12 months.

6. DUE TO / FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

The amount due to the Parent as of September 30, 2025 of $472,990 represents shared expenses for taxes and miscellaneous expenses that are paid on a consolidated basis at the Parent, along with interest expense incurred on notes payable at the Parent that are used for operating activities of its subsidiaries. Total interest expense is allocated to the Company based on employee headcount.

The amounts due from affiliates represent receivables due from three wholly owned subsidiaries of the Parent in connection with expense allocation arrangements. The Company has an expense sharing arrangement with Ramirez Asset Management, Inc. ("RAM"), which includes shared employment and operating expenses, and the amounts due from RAM are non-interest bearing and due on demand. The majority of expenses shared are paid by the Company and then allocated between the Company and RAM based on the entity that incurred the expense or based on the ratio of employee headcount if the expense is shared between entities. The amount due from RAM is $2,882,037 as of September 30, 2025.

The Company also has an expense allocation arrangement with RAM HQ LLC ("RAM HQ"), a holding company who purchased a building that serves as the Company's headquarters. The Company advanced funds to RAM HQ for building and construction costs during the fiscal year, and RAM HQ began allocating expenses in the form of occupancy costs to the Company when the building was placed in to service. Allocated expenses consist of depreciation, utilities, taxes and other operating expenses of the building and are allocated to the Company and RAM based on a ratio of employee headcount. The total amount due from RAM HQ is $11,919,997 as of September 30, 2025. During the fiscal year the Company also advanced funds to RAM HQ II LLC ("RAM HQ II"), a holding company who purchased a second building to serve as office space for the Company. RAM HQ II began allocating expense in the form of occupancy costs similar to RAM HQ using the same allocation method. The total amount due from RAM HQ II is $525,267 as of September 30, 2025.

6. DUE TO / FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS
(continued)

From time to time, the Company provides short-term advances to shareholders of the Parent. As of September 30, 2025, the outstanding balance of such advances was $4,630,000. Subsequent to year-end, $700,000 was repaid on December 17, 2025.

The Company continually reviews the affiliates' and other related parties' current conditions and historical collectability to estimate credit losses. There is no allowance measured for any of the amounts due from related parties as management believes all amounts are fully collectible.

7. LEASES

The Company leases various office space for its headquarters and branches throughout the United States. The Company does not sublease any space. The leases are all operating leases based on fixed rental payments. The Company's leases have remaining terms ranging from 1 year to 3 years. For some of the leases, we make separate payments to the lessor for property taxes assessed on the property, as well as a portion of the common area maintenance associated with the property. We have elected the practical expedient not to separate lease and nonlease components for all our building leases and to exclude leases with a term of 12 months or less. As of September 30, 2025, there are no future payments due under operating leases with a remaining lease term over 12 months.

8. COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed settlement transactions that were open at September 30, 2025 and were subsequently settled had no material effect on the financial statements as of that date.

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2025, the Company's net capital of $58,447,077 exceeded minimum required net capital of $250,000 by $58,197,077.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section k(2)(ii) for customer transactions introduced to its clearing broker on a fully disclosed basis. Additionally, the Company relies on Footnote 74 of the SEC Release No. 34-70073 for "non-covered" activities it conducts, including proprietary trading and effecting securities transactions where the funds are payable to the issuer or its agent and not to the Company, that does not fall under the exemption provisions of Rule 15c3-3.

10. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and underwriting, financial advisory, principal transactions and agency transactions. The Company has identified the chief executive officer as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies of the one reportable operating segment are the same as those disclosed in the summary of significant accounting policies.